Mail Stop 3561

June 11, 2008

Berge Abajian
President
Diamond Information Institute, Inc.
12 Daniel Road East
Fairfield, NJ 07004

> **Re: Diamond Information Institute, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 16, 2008**
> **File No. 333-149978**

Dear Mr. Abajian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the acknowledgements in the last paragraph of counsel's letter. However, the acknowledgements are to be made by the company, executed by a duly authorized officer of the company and not by your counsel.

Prospectus Cover Page

2. We note your response to comment 2 in our letter dated April 28, 2008. We also note that there is no public trading market for your common stock. Your prospectus should therefore be revised to set a fixed price at which the selling security holders will offer and sell their shares. See Schedule A, Item 16, of the Securities Act. Please clearly disclose that the shares will be sold at the fixed price until the common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange. Please make the appropriate revisions on the front of the registration statement, front cover page of the prospectus, summary and plan of distribution sections.

Prospectus Summary, page 1

3. We note your response to comment 3 in our letter dated April 28, 2008. Please delete the parenthetical phrase "Diamond" from the second heading on this page.

Available Information, page 10

4. We note your response to comment 9 in our letter dated April 28, 2008. We continue to believe that the qualifying language relating to the references not necessarily being complete or that your statement is qualified in all respects by reference to the registration statement, exhibits and schedules is to be deleted. All material information is to be included in the prospectus. Please revise.

5. We note your response to comment 13 in our letter dated April 28, 2008. We also note that you have named your three material non-contracted suppliers. Your discussion should discuss and name all your material suppliers, contracted or non-contracted.

6. We note your response to comment 14 in our letter dated April 28, 2008. We also note your disclosure that you do not have a customer that represents more than 5% of your annual sales. Please confirm that you do not have a customer that represents 5% of your annual sales.

Principal Products, page 22

7. We note your response to comment 17 in our letter dated April 28, 2008. Please expand your disclosure to elaborate upon Mr. Abajian's "extensive contacts." Further, please also include in this discussion, if material, how you manage your inventory levels.

Management's Discussion and Analysis of Financial Condition and Result of Operation, page 27

8. We note your response to comment 19 in our letter dated April 28, 2008. Please revise to describe your business development between 1988 and 1995. Please also provide support for your statement that you have "established a notable reputation in the jewelry industry."

9. We note your discussion in the third paragraph concerning the slowing U.S. economy. Please expand your discussion to discuss how this impacts your business. Also, explain what you mean by your "past success."

10. We note your discussion in the fourth paragraph concerning your acquisition strategy. We further note that you plan to fund these acquisitions through cash and your common stock. Please expand your discussion to discuss whether you plan to borrow funds or if you plan to use cash from your operations. In this regard, please revise to clearly state that you will have to issue additional shares of common stock to acquire companies.

Results of Operations for the Years Ended December 31, 2007 and 2006, page 27

Sales, page 28

11. We note your response to prior comment 23. Please support your disclosure that your return policy is in line with industry practice.

General and Administrative Expenses, page 29

12. We note your response to prior comment 22 and the inclusion of the costs of the failed reverse merger in you sales discussion. We believe the significance of the expense and its relevance makes the disclosure more appropriate in your discussion of general and administrative expenses.

Critical Accounting Policies, page 32

Revenue Recognition, page 33

13. Given the variability in the value of precious metals coupled with your policy to credit returns towards the purchase of one or more other items at twice the value, explain how you determined twice the value is appropriate, whether that value fluctuates from year to year and how your estimate of returns is reasonable to ensure investors your financial statements are reliable. Your policy disclosure should provide greater insight into the quality and variability of information used in determining sales and product returns. Discuss changes and unusual trends in

sales and returns that have a significant impact in your operating performance.
Reference is made to paragraph's six and eight of SFAS 48. Further guidance is
available in SAB Topic 13.4.b.

Financial Statements, page 39

14. Please update you financial statements as required by Rule 8-08 of Regulation S-
X.

Summary of Significant Accounting Policies, page F-8

Inventories, page F-8

15. Tell us with more specificity what were the refinements of cost and on hand data.

Warranty Costs, page F-10

16. With respect to your warranty costs, please provide the disclosures that are
required by paragraph 14 of FIN 45.

Note 8 Income Taxes, page F-14

17. We reissue our prior comment 35 and ask that you please explain what is
represented by your deferred income tax liability for financial accruals. This
amount appears very large relative to your balance sheet and appears to be
unusual for your line of business.

Note 13 Subsequent events, page F-22

18. Subsequent to our initial review of Form S-1 filed March 31, 2008, we note you
have opted to exclude form registration 10,100,000 shares representing the shares
beneficially owned by the Chief Executive Officer and sole director of the
Company. Please explain whether such shares have registration rights associated
with them. If so, please explain the extent you have considered the accounting
guidance in EITF 00-19-2.

***

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

Berge Abajian
Diamond Information Institute, Inc.
June 11, 2008
Page 5

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald J. Stoecklien, Esq.
        Stoecklien Law Group